Carso Global Telecom

02034202

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 15 2002 WASH. D.C. 165 SECTION

May 13th, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth, N.W.
Washington, D.C. 20549

Reference. Carso Global Telecom, S.A. de C.V.
FILE No. 82-4379

Enclosed, you'll find the unaudited consolidated financial statements as of December 31st 2001 and 2000, March 31st 2002 and 2001 for Carso Global Telecom, S.A. de C.V.

These statements are the translated versions which are sent every quarter to the Bolsa Mexicana de Valores (BMV).

Included are:
Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Sincerely,

LIC. ALEJANDRO ESCOTO CANO
Legal Representative
CARSO GLOBAL TELECOM, S.A. DE C.V.

X

May 13th, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth, N.W.
Washington, D.C. 20549

Reference. Carso Global Telecom, S.A. de C.V.
FILE No. 82-4379

Enclosed, you'll find the unaudited consolidated financial statements as of December 31st 2001 and 2000, March 31st 2002 and 2001 for Carso Global Telecom, S.A. de C.V.

These statements are the translated versions which are sent every quarter to the Bolsa Mexicana de Valores (BMV).

Included are:
Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements

Sincerely,

LIC. ALEJANDRO ESCOTO CANO
Legal Representative
CARSO GLOBAL TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**

Quarter: 1 Year: 2002

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**163,866,904**	**100**	**262,568,530**	**100**
2	**CURRENT ASSETS**	**32,912,739**	**20**	**63,918,826**	**24**
3	CASH AND SHORT-TERM INVESTMENTS	9,725,347	6	7,911,899	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	17,083,501	10	16,744,687	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	4,324,704	3	4,976,221	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	1,779,187	1	34,286,019	13
8	**LONG-TERM**	**1,117,009**	**1**	**2,805,715**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,062,239	1	1,711,800	1
11	OTHER INVESTMENTS	54,770	0	1,093,915	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**116,885,494**	**71**	**112,433,456**	**43**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	230,803,297	141	224,883,464	86
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	124,888,374	76	123,002,726	47
17	CONSTRUCTION IN PROGRESS	10,970,571	7	10,552,718	4
18	**DEFERRED ASSETS (NET)**	**4,024,596**	**2**	**7,305,269**	**3**
19	**OTHER ASSETS**	**8,927,066**	**5**	**76,105,264**	**29**
20	**TOTAL LIABILITIES**	**116,579,971**	**100**	**149,991,559**	**100**
21	**CURRENT LIABILITIES**	**40,754,373**	**35**	**80,467,422**	**54**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	6,096,494	5	18,295,427	12
24	STOCK MARKET LOANS	14,387,216	12	27,522,794	18
25	TAXES TO BE PAID	3,193,621	3	1,164,263	1
26	OTHER CURRENT LIABILITIES	17,077,042	15	33,484,938	22
27	**LONG-TERM LIABILITIES**	**58,416,502**	**50**	**43,479,549**	**29**
28	BANK LOANS	28,005,934	24	22,452,640	15
29	STOCK MARKET LOANS	30,410,568	26	21,026,909	14
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**12,113,330**	**10**	**13,466,791**	**9**
32	**OTHER LIABILITIES**	**5,295,766**	**5**	**12,577,797**	**8**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**47,286,933**	**100**	**112,576,971**	**100**
34	**MINORITY INTEREST**	**38,351,914**	**81**	**89,138,704**	**79**
35	**MAJORITY INTEREST**	**8,935,019**	**19**	**23,438,267**	**21**
36	**CONTRIBUTED CAPITAL**	**5,720,829**	**12**	**10,067,825**	**9**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,264,142	3	2,237,622	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,967,664	8	6,970,504	6
39	PREMIUM ON SALES OF SHARES	489,023	1	859,699	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,214,190**	**7**	**13,370,442**	**12**
42	RETAINED EARNINGS AND CAPITAL RESERVE	15,672,754	33	17,062,850	15
43	REPURCHASE FUND OF SHARES	1,969,214	4	2,312,870	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(15,265,460)	(32)	(7,740,670)	(7)
45	NET INCOME FOR THE YEAR	837,682	2	1,735,392	2

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**9,725,347**	**100**	**7,911,899**	**100**
46	CASH	1,003,741	10	505,310	6
47	SHORT-TERM INVESTMENTS	8,721,606	90	7,406,589	94
18	**DEFERRED ASSETS (NET)**	**4,024,596**	**100**	**7,305,269**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	580,432	14	644,167	9
49	GOODWILL	3,444,164	86	6,388,495	87
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	272,607	4
21	**CURRENT LIABILITIES**	**40,754,373**	**100**	**80,467,422**	**100**
52	FOREING CURRENCY LIABILITIES	6,083,778	15	19,203,822	24
53	MEXICAN PESOS LIABILITIES	34,670,595	85	61,263,600	76
24	**STOCK MARKET LOANS**	**14,387,216**	**100**	**27,522,794**	**100**
54	COMMERCIAL PAPER	14,387,216	100	18,103,394	66
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	9,419,400	34
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**17,077,042**	**100**	**33,484,938**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	199,344	1	8,243,452	25
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,877,698	99	25,241,486	75
27	**LONG-TERM LIABILITIES**	**58,416,502**	**100**	**43,479,549**	**100**
59	FOREING CURRENCY LIABILITIES	50,063,626	86	41,529,824	96
60	MEXICAN PESOS LIABILITIES	8,352,876	14	1,949,725	4
29	**STOCK MARKET LOANS**	**30,410,568**	**100**	**21,026,909**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	30,410,568	100	21,026,909	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**12,113,330**	**100**	**13,466,791**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	11,189,731	92	12,468,653	93
67	OTHERS	923,599	8	998,138	7
32	**OTHER LIABILITIES**	**5,295,766**	**100**	**12,577,797**	**100**
68	RESERVES	5,295,766	100	7,135,461	57
69	OTHERS LIABILITIES	0	0	5,442,336	43
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(15,265,460)**	**100**	**(7,740,670)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(15,265,460)	(100)	(7,740,670)	(100)

MEXICAN STOCK EXCHANGE FILE No. 82-4379
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(7,841,634)	(16,548,596)
73	PENSIONS FUND AND SENIORITY PREMIUMS	5,295,766	7,219,363
74	EXECUTIVES (*)	151	262
75	EMPLOYERS (*)	12,265	19,051
76	WORKERS (*)	52,800	61,053
77	CIRCULATION SHARES (*)	3,757,265,966	3,774,171,099
78	REPURCHASED SHARES (*)	177,811,077	160,904,977

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**26,378,093**	**100**	**27,211,158**	**100**
2	COST OF SALES	12,939,723	49	12,933,784	48
3	**GROSS INCOME**	**13,438,370**	**51**	**14,277,374**	**52**
4	OPERATING	4,357,245	17	2,869,312	11
5	**OPERATING INCOME**	**9,081,125**	**34**	**11,408,062**	**42**
6	TOTAL FINANCING COST	860,341	3	1,217,307	4
7	**INCOME AFTER FINANCING COST**	**8,220,784**	**31**	**10,190,755**	**37**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**8,220,784**	**31**	**10,190,755**	**37**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,542,024	13	4,004,513	15
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**4,678,760**	**18**	**6,186,242**	**23**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(62,665)	0	(174,567)	(1)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,616,095**	**17**	**6,011,675**	**22**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	(400,710)	(1)
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,616,095**	**17**	**6,412,385**	**24**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,616,095**	**17**	**6,412,385**	**24**
19	NET INCOME OF MINORITY INTEREST	3,778,413	14	4,676,993	17
20	**NET INCOME OF MAJORITY INTEREST**	**837,682**	**3**	**1,735,392**	**6**

MEXICAN STOCK EXCHANGE
FILE No. 82-4379

SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
QUARTER: **1** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**26,378,093**	**100**	**27,211,158**	**100**
21	DOMESTIC	25,709,439	97	26,717,041	98
22	FOREIGN	668,654	3	494,117	2
23	TRANSLATED INTO DOLLARS (***)	73,352	0	50,761	0
6	**TOTAL FINANCING COST**	**860,341**	**100**	**1,217,307**	**100**
24	INTEREST PAID	1,611,463	187	3,064,831	252
25	EXCHANGE LOSSES	585,884	68	117,526	10
26	INTEREST EARNED	317,783	37	817,512	67
27	EXCHANGE PROFITS	58,991	7	490,447	40
28	GAIN DUE TO MONETARY POSITION	(960,232)	(112)	(657,091)	(54)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,542,024**	**100**	**4,004,513**	**100**
32	INCOME TAX	3,276,250	92	2,826,947	71
33	DEFERED INCOME TAX	(497,815)	(14)	411,820	10
34	WORKERS' PROFIT SHARING	763,589	22	765,746	19
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**

QUARTER: **1** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	23,378,094	27,211,159
37	NET INCOME OF THE YEAR	0	1,289,071
38	NET SALES (**)	112,086,627	111,638,710
39	OPERATION INCOME (**)	40,222,084	42,480,872
40	NET INCOME OF MAYORITY INTEREST(**)	5,106,367	5,774,372
41	NET CONSOLIDATED INCOME (**)	25,062,312	23,074,400

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,616,095**	**6,412,385**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	4,060,786	6,651,764
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**8,676,881**	**13,064,149**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	435,379	7,652,656
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**9,112,260**	**20,716,805**
6	CASH FLOW FROM EXTERNAL FINANCING	(4,840,459)	(10,455,427)
7	CASH FLOW FROM INTERNAL FINANCING	(1,124,681)	(1,752,911)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(5,965,140)**	**(12,208,338)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,233,080)**	**(6,490,994)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	914,040	2,017,473
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	8,811,307	5,894,426
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,725,347	7,911,899

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**

CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**4,060,786**	**6,651,764**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	4,537,471	5,229,844
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(476,685)	1,421,920
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**435,379**	**7,652,656**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	160,007	(584,543)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(759,816)	386,250
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,035,188	7,850,949
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(4,840,459)**	**(10,455,427)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(6,118,465)	(8,004,053)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,278,006	(149,994)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	(2,301,380)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,124,681)**	**(1,752,911)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	(17,476)
31	(-) DIVIDENS PAID	(1,124,681)	(1,166,686)
32	+ PREMIUM ON SALE OF SHARES	0	(568,749)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,233,080)**	**(6,490,994)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(50,727)	32,061
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,341,473)	(3,810,770)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	(23,886)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(840,880)	(2,688,399)

MEXICAN STOCK EXCHANGE FILE No. 82-4379

SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	17.50	%	23.57	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	57.15	%	24.64	%
3	NET INCOME TO TOTAL ASSETS (**)	15.29	%	8.79	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	20.80	%	10.25	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.68	times	0.43	times
7	NET SALES TO FIXED ASSETS (**)	0.96	times	0.99	times
8	INVENTORIES ROTATION (**)	24.31	times	24.51	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51	days	48	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.26	%	11.82	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	71.14	%	57.12	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.47	times	1.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	48.16	%	40.49	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	49.98	%	38.67	%
15	OPERATING INCOME TO INTEREST PAID	5.64	times	3.72	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.96	times	0.74	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.81	times	0.79	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.81	times	0.79	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.28	times	0.43	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	23.86	%	9.83	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	32.89	%	48.01	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.65	%	28.12	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.65	times	6.76	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	81.15	%	85.64	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	18.85	%	14.36	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	60.07	%	58.71	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.35		$ 1.46	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 6.66		$ 6.04	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.38		$ 6.21	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	9.00	times	2.87	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	15.80	times	11.64	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMUNICACIONES	4,132,934,000	31.60	11,938,776	17,507,552
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	ADMON. DE SOCIEDADES	50,000	100.00	50	107
3 GLOBAL TELECOM LLC	TENEDORA DE ACCIONES Y VALORES	1	100.00	3,027,944	920,537
4 EMPRESAS Y CONTROLES	TENEDORA DE ACCIONES Y VALORES	230,336,849	100.00	230,337	902,034
TOTAL INVESTMENT IN SUBSIDIARIES				**15,197,107**	**19,330,230**
ASSOCIATEDS					
1 T1MSN, CORP.	PORTAL DE INTERNET	2,794,100	50.00	260,775	91,265
2 TECHNOLOGY AND INTERNET, LLC	SERVICIOS DE INTERNET	500	50.00	973,799	272,496
3 TECNOLOGY FUND I, LLC	SERVICIOS DE COMUNICACION	500	50.00	20,898	14,916
4 ORGANIZACION RECUPERADORA DE CARTERA, S	TENEDORA DE CENTRO DE TELEMERC EN E.U.A	459,124,621	45.00	459,061	441,978
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIOS INMOBILIARIOS	80,020,000	40.00	80,020	85,030
6 OTRAS ASOCIADAS (4) (No. DE ASOC.)		1	0.00	0	156,554
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,794,553**	**1,062,239**
OTHER PERMANENT INVESTMENTS					**54,770**
TOTAL					**20,447,239**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE COD **TELECOM**

CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,204,862	728,223	3,476,639	16,681,122	8,468,310	11,689,451
MACHINERY	85,390,651	32,375,938	53,014,713	104,493,695	71,480,016	86,028,392
TRANSPORT EQUIPMENT	7,717,179	5,515,081	2,202,098	5,374,108	4,920,986	2,655,220
OFFICE EQUIPMENT	1,408,944	834,297	574,647	711,937	565,523	721,061
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**98,721,636**	**39,453,539**	**59,268,097**	**127,260,862**	**85,434,835**	**101,094,124**
NOT DEPRECIATION ASSETS						
GROUNDS	987,043	0	987,043	3,833,756	0	4,820,799
CONSTRUCTIONS IN PROCESS	10,820,845	0	10,820,845	149,726	0	10,970,571
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**11,807,888**	**0**	**11,807,888**	**3,983,482**	**0**	**15,791,370**
TOTAL	**110,529,524**	**39,453,539**	**71,075,985**	**131,244,344**	**85,434,835**	**116,885,494**

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENKS EXPORTKRED (1)	14/12/2005	1.00	0	0	0	0	0	0	0	0	25,611	0	25,611	25,611	15,481	0
ABN AMRO BANK (1)	30/11/2006	1.90	0	0	0	0	0	0	0	0	419,114	127,758	546,872	546,872	546,872	393,862
ABN AMRO BANK (1)	15/03/2008	1.43	0	0	0	0	0	0	0	0	761,194	51,567	812,761	812,761	812,761	1,438,590
ARTESIA BANKING CO. (1)	31/12/2012	1.00	0	0	0	0	0	0	0	0	197,605	0	198,627	198,627	198,627	782,769
BANCO INTERN., SAG (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	667	222	895	801	461	346
BANK OF AMERICA NAT (1)	15/05/2005	0.25	0	0	0	0	0	0	0	0	134,809	0	134,809	126,195	97,492	18,670
BANK OF AMERICA NAT (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	29,466	9,815	39,533	35,359	20,368	15,276
BANK OF AMERICA NAT (1)	15/12/2003	0.38	0	0	0	0	0	0	0	0	19,163	0	19,163	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	1.25	0	0	0	0	0	0	0	0	177,834	0	177,834	72,701	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	1.00	0	0	0	0	0	0	0	0	78,163	0	78,163	78,163	78,163	0
BARCLAYS BANK, LONDR (1)	31/12/2004	0.50	0	0	0	0	0	0	0	0	952	0	0	0	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	0.38	0	0	0	0	0	0	0	0	3,562	3,562	3,562	0	0	0
CITIBANK, N.A. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	88,104	30,460	123,247	111,811	64,041	48,031
CREDIT LYONNAIS (1)	16/10/2003	0.38	0	0	0	0	0	0	0	0	18,915	0	18,915	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	0.55	0	0	0	0	0	0	0	0	233,097	103,303	326,850	298,166	242,396	135,660
FORTIS BANK (1)	30/12/2002	1.00	0	0	0	0	0	0	0	0	116,173	0	0	0	0	0
GOLDMAN SACHS INTERN. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	6,553	2,183	8,792	7,864	4,530	3,397
HELLER FINANCIAL INC (1)	15/06/2002	1.50	0	0	0	0	0	0	0	0	5,787	0	0	0	0	0
JP MORGAN CHASE BANK (1)	14/12/2003	0.88	0	0	0	0	0	0	0	0	0	0	4,060,935	0	0	0
JP MORGAN CHASE BANK (1)	20/12/2004	0.63	0	0	0	0	0	0	0	0	0	0	0	4,060,935	0	0
KREDITANSTAL FUR WIE (1)	15/12/2006	1.30	0	0	0	0	0	0	0	0	105,283	0	105,283	105,283	105,283	105,284
KREDITANSTAL FUR WIE (1)	30/11/2004	0.50	0	0	0	0	0	0	0	0	1,997	0	1,997	1,997	0	0
MARUBENI BENELUX (1)	31/07/2002	1.50	0	0	0	0	0	0	0	0	13,299	0	0	0	0	0
MARUBENI CORP (1)	11/03/2004	1.50	0	0	0	0	0	0	0	0	13,536	13,536	27,073	0	0	0
MITSU & CO., LTD (1)	30/11/2006	1.58	0	0	0	0	0	0	0	0	49,220	0	49,220	49,220	49,220	49,220
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	8,945	4,295	11,891	11,691	11,691	142,923
NORDEA BANK FINLAND (1)	09/11/2004	1.50	0	0	0	0	0	0	0	0	106,487	0	106,487	83,926	0	0
NORDEA BANK FINLAND (1)	19/11/2006	1.25	0	0	0	0	0	0	0	0	258,183	0	277,360	277,360	277,360	141,998

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

FILE No. 82-4379

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
NORDIC INVESTMENT BANK (1)	06/12/2006	1.10	0	0	0	0	0	0	0	0	0	0	90,243	90,243	90,243	90,243
PARIBAS BANK, N.Y. (1)	21/12/2003	0.88	0	0	0	0	0	0	0	0	147,542	32,668	0	0	0	0
PRIVATE EXPORT FUNDING (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	22,821	22,821	22,821	0	0	0
SKANDINAVISKA ENSKILDA (1)	31/10/2008	1.43	0	0	0	0	0	0	0	0	57,265	0	57,265	57,265	57,265	171,794
SKANDINAVISKA ENSKILDA (1)	14/12/2005	1.00	0	0	0	0	0	0	0	0	44,855	37,047	50,669	0	0	0
SOCIETE GENERAL N.Y. (1)	31/12/2003	0.44	0	0	0	0	0	0	0	0	18,029	0	18,029	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	8,696	2,897	11,668	10,436	6,011	4,508
SOCIETE GENERALE PARIS (1)	24/09/2004	0.75	0	0	0	0	0	0	0	0	111,738	526	80,603	39,535	17,164	638
SUMITOMO CORPORATION (1)	20/06/2005	1.25	0	0	0	0	0	0	0	0	107,842	0	84,769	72,210	46,942	17,116
THE BANK OF TOKYO (1)	28/06/2008	1.35	0	0	0	0	0	0	0	0	0	0	180,486	204,517	204,517	433,064
UNION BANK OF SWITZ (1)	28/11/2002	0.50	0	0	0	0	0	0	0	0	7,031	0	0	0	0	0
ARRENDADORA CITIBANK (1)	26/06/2004	1.00	0	0	136,168	47,266	198,966	52,321	0	0	0	0	0	0	0	0
BANAMEX AGENCIA N.Y. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	4,693	1,563	6,297	5,632	3,244	2,433
BANAMEX, S.A. (1)	27/06/2005	1.00	0	0	110,190	38,185	160,404	173,420	43,575	0	0	0	0	0	0	0
BANCA SEFIN AG. N.Y. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	2,345	808	3,266	2,954	1,698	1,272
BANCO BILBAO VIZCAYA (2)	27/05/2002	8.45	7,705	0	792,295	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA (1)	10/10/2006	1.00	0	0	123,302	66,177	273,652	288,627	252,774	78,918	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/2008	0.81	0	0	15,360	5,116	20,609	18,432	10,617	7,963	0	0	0	0	0	0
BANCO SANTANDER MEX (2)	26/06/2002	2.78	0	0	344,368	0	0	0	0	0	0	0	0	0	0	0
BANCOMER (3)	22/05/2004	9.22	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK MEXICO (1)	26/06/2006	1.00	0	0	93,129	47,250	193,681	201,407	209,460	53,663	0	0	0	0	0	0
HEWLETT PACKARD (2)	27/11/2005	8.00	0	0	27,149	8,145	32,579	32,579	0	0	0	0	0	0	0	0
TESORERIA DE LA FED (1)	24/12/2006	0.81	0	0	29,558	9,968	40,212	36,117	20,777	15,583	0	0	0	0	0	0
AB SVENSK EXPORTKRED (1)	30/06/2002	1.00	0	0	0	0	0	0	0	0	5,949	0	0	0	0	0
INBURSA (3)	01/03/2004	0.20	5,011	3,058	0	0	0	0	0	0	0	0	0	0	0	0
CHASE MANHATAN BANK	04/11/2003	3.25	0	0	0	0	0	0	0	0	0	0	2,789,889	0	0	0
BANCO INVEX	24/12/2004	0.20	0	0	0	0	200,000	0	0	0	0	0	0	0	0	0
LEHMAN BROTERS	24/11/2002	0.02	0	0	0	0	0	0	0	0	0	103,191	0	0	0	0
GOLMAN SACHS CO	01/01/2002	0.02	0	0	0	0	0	0	0	0	0	231,305	0	0	0	0

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			12,716	503,058	1,671,519	222,107	1,120,103	802,903	537,203	156,127	3,410,625	779,527	10,551,685	7,387,935	2,951,828	3,995,092
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
INVERSORA BURSATIL PC (2)	30/04/2002	8.42	5,994,732	0	0	0	0	0	0	0	0	0	0	0	0	0
INVERSORA BURSATIL CB (4)	10/02/2005	1.00	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
INVERSORA BURSATIL CB (4)	09/02/2007	0.80	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
INVERSORA BURSATIL CB (2)	26/10/2007	11.69	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
INVERSORA BURSATIL CB (4)	26/10/2007	0.90	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CREDIT SUISSE FIRST B (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	4,512,150	0
MERRILL LYNCH/ J.P. (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	9,024,300	0
SALOMON SMITH / J.P. (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	0	0	9,024,300	0	0
PAGARE A MEDIANO PLAZO	20/07/2004	7.50	0	1,099,818	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	22/04/2002	8.38	8,392,484	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			14,387,216	7,849,818	0	0	0	0	0	0	0	0	0	9,024,300	13,536,450	0
CIRCULANTES, OTROS CREDITOS			17,077,042	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			17,077,042	0	0	0	0	0	0	0	0	0	0	0	0	0
			31,476,974	8,352,876	1,671,519	222,107	1,120,103	802,903	537,203	156,127	3,410,625	779,527	10,551,685	16,412,235	16,488,278	3,995,092

NOTES

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

FILE No. 82-4379

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																

TASAS DE INTERÉS:
(1) TASA LIBOR MÁS EL MARGEN DE LA COLUMNA "TASA DE INTERÉS"
(2) TASA FIJA
(3) TASA TIIE MÁS EL MARGEN DE LA COLUMNA "TASA DE INTERÉS"
(4) TASA CETES MÁS EL MARGEN DE LA COLUMNA "TASA DE INTERÉS"

LOS CRÉDITOS DE PROVEEDORES SE RECLASIFICAN A CRÉDITOS BANCARIOS, DEBIDO A QUE EN EL ESTADO DE SITUACIÓN FINANCIERA DEL SIFIC/ICS, NO EXISTE APERTURA PARA PROVEEDORES A LARGO PLAZO.

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	113,926	1,037,279	0	0	1,037,279
OTHER	1,432	12,924	0	0	12,924
TOTAL	**115,358**	**1,050,203**			**1,050,203**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	58,718	535,161	0	0	535,161
INVESTMENTS	0	0	0	0	0
OTHER	197,060	1,798,581	0	0	1,798,581
TOTAL	**255,778**	**2,333,742**			**2,333,742**
NET BALANCE	**(140,420)**	**(1,283,539)**			**(1,283,539)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**489,455**	**4,416,884**	0	0	**4,416,884**
LIABILITIES POSITION	**6,234,906**	**56,265,657**	**22,961**	**207,204**	**56,472,861**
SHORT TERM LIABILITIES POSITION	730,615	6,593,284	1,768	15,951	6,609,235
LONG TERM LIABILITIES POSITION	5,504,291	49,672,373	21,193	191,253	49,863,626
NET BALANCE	**(5,745,451)**	**(51,848,773)**	**(22,961)**	**(207,204)**	**(52,055,977)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

TIPOS DE CAMBIO UTILIZADOS:

BALANZA DE DIVISAS:
PROMEDIO DE LOS T.C. MENSUALES PUBLICADOS POR EL BANCO DE MEXICO.

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA:
SE VALUAN AL T.C. DE CIERRE DEL TRIMESTRE.

LOS TIPOS DE CAMBIO AL CIERRE DEL TRIMESTRE FUERON LOS SIGUIENTES:

MONEDA DE ORIGEN	MONTO (M.O.)	T.C.
DOLAR (U.S.)	5,742,664	9.0243
FRANCO FRANCES (F.F.)	172,096	1.2040

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	35,237,506	105,972,873	(70,735,367)	0.92	650,765
FEBRUARY	33,832,167	103,420,670	(69,588,503)	0.06	(34,193)
MARCH	36,018,377	101,925,951	(65,907,574)	0.51	336,129
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	7,531
TOTAL					**960,232**

NOTES

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **1** YEAR: **2002**

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
		0	0
NO PROCEDE			

NOTES

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

FILE No.82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO LOCAL				12,554,979			
SERVICIO LD				8,568,418			
INTERCONEXION				3,610,591			
OTROS				975,451			
TOTAL				25,709,439			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO DE ENLACE				668,654			
TOTAL				668,654			

NOTES

FILE No. 82-4379

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 7,407,774

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,265,966

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A-1	3,757,265,966.00	21/03/2002	516,617.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 8,025,877

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,265,966

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 9,762

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,757,265,966

[ ] ARE FIGURES FISCALLY AUDITED?   [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 — 9,896

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,757,265,966

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,757,265,966			3,757,265,966	1,264,142	
TOTAL			**3,757,265,966**	**0**	**0**	**3,757,265,966**	**1,264,142**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,757,265,966
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A-1	177,811,077	19.81000	21.33000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANCIERA

MEXICO, D.F., AT MAY 13 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**

Quarter: **1** Year: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**23,493,314**	**100**	**44,240,398**	**100**
2	**CURRENT ASSETS**	**1,033,808**	**4**	**260,160**	**1**
3	CASH AND SHORT-TERM INVESTMENTS	101,198	0	17,877	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	926,113	4	26,886	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	6,497	0	215,397	0
8	**LONG-TERM**	**18,566,247**	**79**	**41,619,303**	**94**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	18,566,247	79	41,619,303	94
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**3,893,259**	**17**	**2,360,935**	**5**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**14,558,295**	**100**	**20,802,131**	**100**
21	**CURRENT LIABILITIES**	**10,468,588**	**72**	**19,703,114**	**95**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	324,347	2	7,036,746	34
24	STOCK MARKET LOANS	9,741,914	67	11,992,305	58
25	TAXES TO BE PAID	42,913	0	396,365	2
26	OTHER CURRENT LIABILITIES	359,414	2	277,698	1
27	**LONG-TERM LIABILITIES**	**4,089,707**	**28**	**1,099,017**	**5**
28	BANK LOANS	2,989,889	21	0	0
29	STOCK MARKET LOANS	1,099,818	8	1,099,017	5
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**8,935,019**	**100**	**23,438,267**	**100**
36	**CONTRIBUTED CAPITAL**	**5,720,829**	**64**	**10,067,825**	**43**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,264,142	14	2,237,622	10
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,967,664	44	6,970,504	30
39	PREMIUM ON SALES OF SHARES	489,023	5	859,699	4
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,214,190**	**36**	**13,370,442**	**57**
42	RETAINED EARNINGS AND CAPITAL RESERVE	15,672,754	175	17,062,850	73
43	REPURCHASE FUND OF SHARES	1,969,214	22	2,312,870	10
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(15,265,460)	(171)	(7,740,670)	(33)
45	NET INCOME FOR THE YEAR	837,682	9	1,735,392	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**101,198**	**100**	**17,877**	**100**
46	CASH	35	0	29	0
47	SHORT-TERM INVESTMENTS	101,163	100	17,848	100
18	**DEFERRED ASSETS (NET)**	**3,893,259**	**100**	**2,360,935**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	2,449,187	63	2,212,807	94
50	DEFERRED TAXES	1,444,072	37	148,128	6
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**10,468,588**	**100**	**19,703,114**	**100**
52	FOREING CURRENCY LIABILITIES	387,394	4	3,477,979	18
53	MEXICAN PESOS LIABILITIES	10,081,194	96	16,225,135	82
24	**STOCK MARKET LOANS**	**9,741,914**	**100**	**11,992,305**	**100**
54	COMMERCIAL PAPER	9,741,914	100	8,852,505	74
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	3,139,800	26
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**359,414**	**100**	**277,698**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	199,344	55	27	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	160,070	45	277,671	100
27	**LONG-TERM LIABILITIES**	**4,089,707**	**100**	**1,099,017**	**100**
59	FOREING CURRENCY LIABILITIES	2,789,889	68	0	0
60	MEXICAN PESOS LIABILITIES	1,299,818	32	1,099,017	100
29	**STOCK MARKET LOANS**	**1,099,818**	**100**	**1,099,017**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,099,818	100	1,099,017	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(15,265,460)**	**100**	**(7,740,670)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(15,265,460)	(100)	(7,740,670)	(100)

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(9,434,780)	(19,442,954)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,757,265,966	3,774,171,099
78	REPURCHASED SHARES (*)	177,811,077	168,403,147

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**45,632**	**100**	**50,773**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**45,632**	**100**	**50,773**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**45,632**	**100**	**50,773**	**100**
6	TOTAL FINANCING COST	83,184	182	656,480	1,293
7	**INCOME AFTER FINANCING COST**	**(37,552)**	**(82)**	**(605,707)**	**(1,193)**
8	OTHER FINANCIAL OPERATIONS	476,009	1,043	(1,409,544)	(2,776)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(513,561)**	**(1,125)**	**803,837**	**1,583**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(46,265)	(101)	423,051	833
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(467,296)**	**(1,024)**	**380,786**	**750**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,304,978	2,860	1,354,606	2,668
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**837,682**	**1,836**	**1,735,392**	**3,418**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**837,682**	**1,836**	**1,735,392**	**3,418**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**837,682**	**1,836**	**1,735,392**	**3,418**

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2002**
CARSO GLOBAL TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**45,632**	**100**	**50,773**	**100**
21	DOMESTIC	45,632	100	50,773	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**83,184**	**100**	**656,480**	**100**
24	INTEREST PAID	294,323	354	855,177	130
25	EXCHANGE LOSSES	24,772	30	115,260	18
26	INTEREST EARNED	7,835	9	8,009	1
27	EXCHANGE PROFITS	58,907	71	78,700	12
28	GAIN DUE TO MONETARY POSITION	(169,169)	(203)	(227,248)	(35)
8	**OTHER FINANCIAL OPERATIONS**	**476,009**	**100**	**(1,409,544)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	340,898	72	(1,409,544)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	135,111	28	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(46,265)**	**100**	**423,051**	**100**
32	INCOME TAX	27,076	59	405,466	96
33	DEFERED INCOME TAX	(73,341)	(159)	17,585	4
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

FILE No. 82-4379

STOCK EXCHANGE CODE: TELECOM

QUARTER: 1 YEAR: 2002

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	50,774	50,774
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	265,791	129,214
39	OPERATION INCOME (**)	265,791	129,214
41	NET CONSOLIDATED INCOME (**)	5,106,367	5,774,373

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**

CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**837,682**	**1,735,392**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(1,046,217)	(1,053,520)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(208,535)**	**681,872**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(219,764)	380,475
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(428,299)**	**1,062,347**
6	CASH FLOW FROM EXTERNAL FINANCING	376,796	(492,092)
7	CASH FLOW FROM INTERNAL FINANCING	0	(586,223)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**376,796**	**(1,078,315)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**0**	**32,061**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(51,503)	16,093
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	152,701	1,784
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	101,198	17,877

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(1,046,217)**	**(1,053,520)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	
17	+ (-) OTHER ITEMS	(1,046,217)	(1,053,520)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(219,764)**	**380,475**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	(1,670)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(538,639)	214,812
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	318,875	167,333
6	**CASH FLOW FROM EXTERNAL FINANCING**	**376,796**	**(492,092)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(54,907)	201,924
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(78,657)	2,398
25	+ DIVIDEND RECEIVED	510,360	498,633
26	+ OTHER FINANCING	0	(1,195,047)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(586,223)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	(17,476)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	(568,747)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**0**	**32,061**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	32,061
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,835.73	%	3,417.94	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	57.15	%	24.64	%
3	NET INCOME TO TOTAL ASSETS (**)	21.74	%	13.05	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	20.19	%	13.09	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.00	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.31	%	14.54	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.97	%	47.02	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.63	times	0.89	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	21.82	%	16.72	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.16	times	0.06	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.02	times	0.01	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.10	times	0.01	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.10	times	0.01	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.07	times	0.01	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.97	%	0.09	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(456.99)	%	1,342.98	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(481.60)	%	749.36	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.46)	times	1.24	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	45.64	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	54.36	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.35		$ 1.46	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.35		$ 1.46	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.38		$ 6.21	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	9.00	times	2.87	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	15.80	times	11.64	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** Quarter: **4** Year: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**160,436,397**	**100**	**265,008,433**	**100**
2	**CURRENT ASSETS**	**31,427,678**	**20**	**74,441,880**	**28**
3	CASH AND SHORT-TERM INVESTMENTS	8,692,224	5	15,275,652	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	16,402,044	10	12,504,464	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	4,192,510	3	9,936,938	4
6	INVENTORIES	556,776	0	418,088	0
7	OTHER CURRENT ASSETS	1,584,124	1	36,306,738	14
8	**LONG-TERM**	**1,219,837**	**1**	**3,098,336**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	929,962	1	3,008,568	1
11	OTHER INVESTMENTS	289,875	0	89,768	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**114,454,386**	**71**	**111,205,486**	**42**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	222,584,559	139	218,407,983	82
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	120,146,075	75	117,637,865	44
17	CONSTRUCTION IN PROGRESS	12,015,902	7	10,435,368	4
18	**DEFERRED ASSETS (NET)**	**4,420,610**	**3**	**7,575,628**	**3**
19	**OTHER ASSETS**	**8,913,886**	**6**	**68,687,103**	**26**
20	**TOTAL LIABILITIES**	**117,966,402**	**100**	**156,559,014**	**100**
21	**CURRENT LIABILITIES**	**45,415,458**	**38**	**88,222,767**	**56**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	8,812,188	7	6,686,495	4
24	STOCK MARKET LOANS	17,627,760	15	43,484,781	28
25	TAXES TO BE PAID	1,276,046	1	735,478	0
26	OTHER CURRENT LIABILITIES	17,699,464	15	37,316,013	24
27	**LONG-TERM LIABILITIES**	**56,168,981**	**48**	**42,316,782**	**27**
28	BANK LOANS	27,975,001	24	22,663,140	14
29	STOCK MARKET LOANS	28,193,980	24	19,653,642	13
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**11,058,234**	**9**	**13,052,548**	**8**
32	**OTHER LIABILITIES**	**5,323,729**	**5**	**12,966,917**	**8**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**42,469,995**	**100**	**108,449,419**	**100**
34	**MINORITY INTEREST**	**34,825,997**	**82**	**85,780,752**	**79**
35	**MAJORITY INTEREST**	**7,643,998**	**18**	**22,668,667**	**21**
36	**CONTRIBUTED CAPITAL**	**5,643,513**	**13**	**9,949,588**	**9**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,264,142	3	2,254,321	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,896,957	9	6,847,202	6
39	PREMIUM ON SALES OF SHARES	482,414	1	848,065	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**2,000,485**	**5**	**12,719,079**	**12**
42	RETAINED EARNINGS AND CAPITAL RESERVE	7,073,533	17	10,841,705	10
43	REPURCHASE FUND OF SHARES	1,942,600	5	2,846,201	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,924,300)	(30)	(6,959,066)	(6)
45	NET INCOME FOR THE YEAR	5,908,652	14	5,990,239	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**

QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,692,224**	**100**	**15,275,652**	**100**
46	CASH	1,029,336	12	3,735,649	24
47	SHORT-TERM INVESTMENTS	7,662,888	88	11,540,003	76
18	**DEFERRED ASSETS (NET)**	**4,420,610**	**100**	**7,575,628**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	608,643	14	645,890	9
49	GOODWILL	3,811,967	86	6,929,738	91
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**45,415,458**	**100**	**88,222,767**	**100**
52	FOREING CURRENCY LIABILITIES	4,866,240	11	12,624,372	14
53	MEXICAN PESOS LIABILITIES	40,549,218	89	75,598,395	86
24	**STOCK MARKET LOANS**	**17,627,760**	**100**	**43,484,781**	**100**
54	COMMERCIAL PAPER	17,627,760	100	34,088,780	78
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	9,396,001	22
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**17,699,464**	**100**	**37,316,013**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	5,102,964	14
58	OTHER CURRENT LIABILITIES WITHOUT COST	17,699,464	100	32,213,049	86
27	**LONG-TERM LIABILITIES**	**56,168,981**	**100**	**42,316,782**	**100**
59	FOREING CURRENCY LIABILITIES	50,323,065	90	40,177,860	95
60	MEXICAN PESOS LIABILITIES	5,845,916	10	2,138,922	5
29	**STOCK MARKET LOANS**	**28,193,980**	**100**	**19,653,642**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	28,193,980	100	19,653,642	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**11,058,234**	**100**	**13,052,548**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	10,050,220	91	11,728,389	90
67	OTHERS	1,008,014	9	1,324,159	10
32	**OTHER LIABILITIES**	**5,323,729**	**100**	**12,966,917**	**100**
68	RESERVES	5,323,729	100	6,779,611	52
69	OTHERS LIABILITIES	0	0	6,187,306	48
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,924,300)**	**100**	**(6,959,066)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(12,924,300)	(100)	(6,959,066)	(100)

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(13,987,780)	(13,780,887)
73	PENSIONS FUND AND SENIORITY PREMIUMS	5,323,729	6,779,610
74	EXECUTIVES (*)	148	259
75	EMPLOYERS (*)	12,750	18,938
76	WORKERS (*)	54,652	59,852
77	CIRCULATION SHARES (*)	3,757,265,966	3,802,227,075
78	REPURCHASED SHARES (*)	177,811,077	132,849,001

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**111,037,104**	**100**	**107,216,443**	**100**
2	COST OF SALES	51,237,520	46	47,878,117	45
3	**GROSS INCOME**	**59,799,584**	**54**	**59,338,326**	**55**
4	OPERATING	17,137,824	15	17,228,123	16
5	**OPERATING INCOME**	**42,661,760**	**38**	**42,110,203**	**39**
6	TOTAL FINANCING COST	5,136,825	5	4,352,045	4
7	**INCOME AFTER FINANCING COST**	**37,524,935**	**34**	**37,758,158**	**35**
8	OTHER FINANCIAL OPERATIONS	9,368	0	457,435	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**37,515,567**	**34**	**37,300,723**	**35**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	14,951,843	13	11,889,829	11
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**22,563,724**	**20**	**25,410,894**	**24**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(418,469)	0	(1,737,356)	(2)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**22,145,255**	**20**	**23,673,538**	**22**
14	INCOME OF DISCONTINUOUS OPERATIONS	328,773	0	(916,143)	(1)
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**21,816,482**	**20**	**24,589,681**	**23**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**21,816,482**	**20**	**24,589,681**	**23**
19	NET INCOME OF MINORITY INTEREST	15,907,830	14	18,599,442	17
20	**NET INCOME OF MAJORITY INTEREST**	**5,908,652**	**5**	**5,990,239**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**111,037,104**	**100**	**107,216,443**	**100**
21	DOMESTIC	108,637,877	98	101,868,626	95
22	FOREIGN	2,399,227	2	5,347,817	5
23	TRANSLATED INTO DOLLARS (***)	253,381	0	515,718	0
6	**TOTAL FINANCING COST**	**5,136,825**	**100**	**4,352,045**	**100**
24	INTEREST PAID	9,808,391	191	12,978,813	298
25	EXCHANGE LOSSES	1,725,829	34	1,278,676	29
26	INTEREST EARNED	1,351,500	26	3,698,860	85
27	EXCHANGE PROFITS	2,105,582	41	1,191,482	27
28	GAIN DUE TO MONETARY POSITION	(2,940,313)	(57)	(5,015,102)	(115)
8	**OTHER FINANCIAL OPERATIONS**	**9,368**	**100**	**457,435**	**100**
29	OTHER NET EXPENSES (INCOME) NET	1,648,496	17,597	2,885,701	631
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(1,639,128)	(17,497)	(2,428,266)	(531)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**14,951,843**	**100**	**11,889,829**	**100**
32	INCOME TAX	10,577,163	71	5,790,771	49
33	DEFERED INCOME TAX	1,389,565	9	2,647,233	22
34	WORKERS' PROFIT SHARING	2,985,115	20	3,451,825	29
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**

QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	111,037,105	127,086,044
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	111,037,104	107,216,443
39	OPERATION INCOME (**)	42,661,760	42,110,203
40	NET INCOME OF MAYORITY INTEREST(**)	5,908,652	5,990,239
41	NET CONSOLIDATED INCOME (**)	21,816,482	24,589,681

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**21,816,482**	**24,589,681**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	21,495,893	23,202,907
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**43,312,375**	**47,792,588**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(3,405,335)	(29,657,175)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**39,907,040**	**18,135,413**
6	CASH FLOW FROM EXTERNAL FINANCING	(4,779,576)	46,776,583
7	CASH FLOW FROM INTERNAL FINANCING	(6,454,088)	(7,942,187)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(11,233,664)**	**38,834,396**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(35,256,804)**	**(49,215,035)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,583,428)	7,754,774
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	15,275,652	7,520,878
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,692,224	15,275,652

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**21,495,893**	**23,202,907**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	17,258,752	17,673,235
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	4,237,141	5,529,672
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(3,405,335)**	**(29,657,175)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(1,856,790)	(4,604,521)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	(1,014,698)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	13,015,378	(6,765,757)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(14,563,923)	(17,272,199)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(4,779,576)**	**46,776,583**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(27,010,231)	44,196,375
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	25,438,667	(497,352)
25	+ DIVIDEND RECEIVED	(3,208,012)	0
26	+ OTHER FINANCING	0	3,077,560
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(6,454,088)**	**(7,942,187)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(990,178)	1,319
31	(-) DIVIDENS PAID	(4,556,528)	(5,108,687)
32	+ PREMIUM ON SALE OF SHARES	(907,382)	(2,834,819)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(35,256,804)**	**(49,215,035)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(127,197)	(1,642,778)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(21,535,475)	(14,257,831)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(1,409,295)	(3,962,649)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(12,184,837)	(29,351,777)

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	19.65	%	22.93	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	77.30	%	26.43	%
3	NET INCOME TO TOTAL ASSETS (**)	13.60	%	9.28	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	13.48	%	20.40	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.69	times	0.40	times
7	NET SALES TO FIXED ASSETS (**)	0.97	times	0.96	times
8	INVENTORIES ROTATION (**)	92.03	times	114.52	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	46	days	36	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.87	%	13.30	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	73.53	%	59.08	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.78	times	1.44	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.78	%	33.73	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	49.08	%	38.05	%
15	OPERATING INCOME TO INTEREST PAID	4.35	times	3.24	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.94	times	0.68	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.69	times	0.84	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.68	times	0.84	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.27	times	0.48	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	19.14	%	17.31	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	39.01	%	44.58	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.07)	%	(27.66)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.07	times	1.40	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	42.55	%	120.45	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	57.45	%	(20.45)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	61.08	%	28.97	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.57	$ 1.52
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 5.88	$ 6.22
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.09	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.03	$ 5.96
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	9.78 times	3.21 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.64 times	12.05 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMUNICACIONES	4,132,934,000	31.39	11,938,776	15,936,116
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	ADMON. DE SOCIEDADES	50,000	100.00	50	108
3 GLOBAL TELECOM LLC	TENEDORA DE ACCIONES Y VALORES	1	100.00	3,027,944	823,443
4 EMPRESAS Y CONTROLES	TENEDORA DE ACCIONES Y VALORES	230,336,849	100.00	230,337	823,974
TOTAL INVESTMENT IN SUBSIDIARIES				**15,197,107**	**17,583,641**
ASSOCIATEDS					
1 T1MSN, CORP.	PORTAL DE INTERNET	2,794,100	50.00	260,775	112,123
2 TECHNOLOGY AND INTERNET, LLC	SERVICIOS DE INTERNET	500	50.00	973,799	320,567
3 TECNOLOGY FUND I, LLC	SERVICIOS DE COMUNICACION	500	50.00	20,898	15,028
4 ORGANIZACION RECUPERADORA DE CARTERA, S	TENEDORA DE CENTRO DE TELEMERC EN E.U.A	428,524,621	45.00	428,525	398,441
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIOS INMOBILIARIOS	80,020,000	40.00	80,020	83,803
6 OTRAS ASOCIADAS (4) (No. DE ASOC.)		1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,764,017**	**929,962**
OTHER PERMANENT INVESTMENTS					**289,875**
TOTAL					**18,803,478**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **TELECOM** QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,177,750	718,894	3,458,856	16,389,722	8,182,176	11,666,402
MACHINERY	83,126,722	30,674,731	52,451,991	99,023,118	69,138,577	82,336,532
TRANSPORT EQUIPMENT	7,644,788	5,235,063	2,409,725	5,349,846	4,855,017	2,904,554
OFFICE EQUIPMENT	1,428,329	789,084	639,245	699,321	552,534	786,032
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**96,377,589**	**37,417,772**	**58,959,817**	**121,462,007**	**82,728,304**	**97,693,520**
NOT DEPRECIATION ASSETS						
GROUNDS	978,137	0	978,137	3,766,827	0	4,744,964
CONSTRUCTIONS IN PROCESS	11,942,232	0	11,942,232	73,670	0	12,015,902
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**12,920,369**	**0**	**12,920,369**	**3,840,497**	**0**	**16,760,866**
TOTAL	**109,297,958**	**37,417,772**	**71,880,186**	**125,302,504**	**82,728,304**	**114,454,386**

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

FILE No. 82-4379

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENSK EXPORT KREDIT (1)	14/12/2005	1.00	0	0	0	0	0	0	0	0	0	25,946	25,946	25,946	15,683	0
ABN AMRO BANK (1)	30/11/2006	1.90	0	0	0	0	0	0	0	0	0	554,022	554,023	554,023	554,022	528,441
ABN AMRO BANK (1)	15/03/2008	1.43	0	0	0	0	0	0	0	0	0	823,389	823,389	823,389	823,389	1,509,643
ARTESIA BANKING CO. (1)	31/12/2011	1.00	0	0	0	0	0	0	0	0	0	200,189	200,189	200,189	200,189	785,762
BANCO INTERNACIONAL (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	901	901	926	467	467
BANK OF AMERICA NAT (1)	15/05/2005	0.25	0	0	0	0	0	0	0	0	0	136,571	136,571	127,845	98,767	16,888
BANK OF AMERICA NAT (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	39,801	39,773	40,883	20,634	20,634
BANK OF AMERICA NAT (1)	15/12/2003	0.38	0	0	0	0	0	0	0	0	0	39,505	19,414	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	1.25	0	0	0	0	0	0	0	0	0	180,159	180,159	73,652	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	1.00	0	0	0	0	0	0	0	0	0	79,185	79,185	79,185	79,185	0
BARCLAYS BANK, LOND (1)	31/12/2004	0.50	0	0	0	0	0	0	0	0	0	964	0	0	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	0.38	0	0	0	0	0	0	0	0	0	7,217	7,217	0	0	0
CITIBANK, N.A. (2)	28/02/2002	1.42	0	0	0	0	0	0	0	0	0	112,887	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	119,009	123,433	129,135	64,878	64,878
CREDIT LYONNAIS (1)	16/10/2003	0.38	0	0	0	0	0	0	0	0	0	19,162	19,162	0	0	0
EXPORT DEVELOPMENT (1)	22/01/2002	0.50	0	0	0	0	0	0	0	0	0	3,264	0	0	0	0
EXPORT DEVELOPMENT (1)	22/10/2004	0.55	0	0	0	0	0	0	0	0	0	329,914	328,748	310,197	259,522	216,711
GENERALE BANK (1)	30/12/2002	1.00	0	0	0	0	0	0	0	0	0	117,692	0	0	0	0
GOLDMAN SACHS INTERN. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	8,852	8,846	9,093	4,589	4,589
HELLER FINANCIAL INC (1)	15/06/2002	1.50	0	0	0	0	0	0	0	0	0	11,727	0	0	0	0
JP MORGAN CHASE BANK (1)	14/12/2003	0.88	0	0	0	0	0	0	0	0	0	0	4,114,035	0	0	0
JP MORGAN CHASE BANK (1)	20/12/2004	0.63	0	0	0	0	0	0	0	0	0	0	0	4,114,035	0	0
KREDITANSTAL FUR WIE (1)	15/12/2006	1.30	0	0	0	0	0	0	0	0	0	106,660	106,660	106,660	106,660	106,660
KREDITANSTAL FUR WIE (1)	30/11/2004	0.50	0	0	0	0	0	0	0	0	0	2,023	2,023	2,023	0	0
MARUBENI BENELUX (1)	31/07/2002	1.50	0	0	0	0	0	0	0	0	0	22,973	0	0	0	0
MARUBENI CORP (1)	11/03/2004	1.50	0	0	0	0	0	0	0	0	0	27,427	27,427	13,713	0	0
MERITA BANK PLC (1)	28/02/2005	1.50	0	0	0	0	0	0	0	0	0	107,879	107,879	85,023	0	0
MERITA BANK PLC (1)	19/11/2006	1.25	0	0	0	0	0	0	0	0	0	228,558	228,558	228,558	228,558	91,423

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities (Thousands Of $) Current Year	National: Until 1 Year	National: Until 2 Years	National: Until 3 Years	National: Until 4 Years	National: Until 5 Years	Foreing Entities (Thousands Of $) Current Year	Foreing: Until 1 Year	Foreing: Until 2 Years	Foreing: Until 3 Years	Foreing: Until 4 Years	Foreing: Until 5 Years
BANKS																
MITSU & CO., LTD (1)	30/11/2006	1.58	0	0	0	0	0	0	0	0	0	49,864	49,864	49,864	49,864	49,864
NATEXIS BANQUE (2)	30/09/2021	2.00	0	0	0	0	0	0	0	0	0	11,319	11,953	11,978	11,978	150,849
NORDIC INVESTMENT BANK (1)	06/12/2006	1.10	0	0	0	0	0	0	0	0	0	0	91,423	91,423	91,423	91,423
PARIBAS BANK, N.Y. (1)	21/12/2003	0.88	0	0	0	0	0	0	0	0	0	233,941	33,095	0	0	0
PRIVATE EXPORT FUNDING (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	0	46,238	46,238	0	0	0
SKANDINAVISKA ENSKILDA (1)	14/12/2005	1.00	0	0	0	0	0	0	0	0	0	100,513	70,917	17,945	0	0
SKANDINAVISKA ENSKILDA (1)	31/10/2008	1.43	0	0	0	0	0	0	0	0	0	28,029	28,029	28,029	28,029	84,086
SOCIETE GENERAL N.Y. (1)	31/12/2003	0.44	0	0	0	0	0	0	0	0	0	18,265	18,265	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	11,801	11,792	12,122	6,118	6,118
SOCIETE GENERALE PARIS (1)	24/09/2004	0.75	0	0	0	0	0	0	0	0	0	139,332	81,773	40,453	17,382	641
SUMITOMO CORPORATION (1)	20/06/2005	1.25	0	0	0	0	0	0	0	0	0	109,252	85,877	73,154	47,556	17,340
BANK OF TOKYO-MITSUB (1)	28/06/2008	1.35	0	0	0	0	0	0	0	0	0	0	182,846	207,191	207,191	438,727
UNION BANK OF SWINTER (1)	28/11/2002	0.50	0	0	0	0	0	0	0	0	0	7,123	0	0	0	0
ARRENDADORA CITIBANK (1)	26/06/2004	1.00	0	0	0	182,093	197,514	104,944	0	0	0	0	0	0	0	0
BANAMEX AGENCIA N.Y. (1)	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	6,340	6,335	6,512	3,287	3,287
BANAMEX, S.A. (2)	04/01/2002	7.40	300,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	27/06/2005	1.00	0	0	0	147,415	159,364	172,293	89,361	0	0	0	0	0	0	0
BANCA SERFIN AGENCIA N.Y. (1	24/12/2006	0.81	0	0	0	0	0	0	0	0	0	3,167	3,272	3,417	1,718	1,718
BANCO BILBAO VIZCAYA (2)	27/05/2002	8.80	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA (1)	10/10/2005	1.00	0	0	0	165,204	176,433	188,446	201,300	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/2006	0.81	0	0	0	20,748	20,733	21,312	10,756	10,756	0	0	0	0	0	0
BANCO SANTANDER MEX (2)	10/01/2002	6.75	1,050,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEX (2)	23/01/2002	2.88	0	0	0	114,279	0	0	0	0	0	0	0	0	0	0
BANCOMER (3)	22/05/2004	0.08	1,200,000	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANK OF TOKYO-MITSUBISHI (2	02/08/2002	8.93	80,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK MEXICO (1)	26/06/2006	0.88	0	0	0	86,484	178,220	185,474	193,041	99,459	0	0	0	0	0	0
HEWLETT PACKARD MEX (2)	27/11/2005	8.00	0	0	0	33,005	33,005	33,005	8,251	0	0	0	0	0	0	0
SCOTIABANK INVERLAT (2)	11/07/2002	6.78	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED (1)	24/12/2006	0.81	0	0	0	39,925	40,394	41,769	21,049	21,049	0	0	0	0	0	0

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
AB SVENSK EXPORTKRED (1)	30/06/2002	1.00	0	0	0	0	0	0	0	0	0	6,027	0	0	0	0
INBURSA (3)	01/03/2004	0.20	5,948	7,686	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	30/10/2001	4.88	0	0	0	0	0	0	0	0	0	0	2,826,369	0	0	0
TOTAL BANKS			3,945,948	507,686	0	789,153	805,663	747,243	523,758	131,264	0	4,077,087	10,681,586	7,466,563	2,921,089	4,190,149
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
INVERSORA BURSATIL (2)	31/01/2002	8.03	8,675,123	0	0	0	0	0	0	0	0	0	0	0	0	0
INVERSORA BURSATIL (2)	26/10/2007	11.69	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
INVERSORA BURSATIL (4)	26/10/2007	0.90	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CREDIT SUISSE FIRST B (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	0	4,571,150
MERRILL LYNCH/ JP MORG (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	0	9,142,300
SALOMON S / J P MOR (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	0	0	9,142,300	0	0
INVERSORA BURSATIL	20/07/2007		0	1,088,230	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	23/01/2002	6.85	677,637	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	25/01/2002	7.45	150,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	25/01/2002	7.25	150,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	17/01/2002	7.89	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	17/01/2002	7.89	400,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	08/01/2002	8.66	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	08/01/2002	8.66	920,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	23/01/2002	6.85	430,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	11/01/2002	8.12	1,055,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	11/01/2002	8.12	820,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	25/01/2002	7.25	350,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			17,627,760	5,338,230	0	0	0	0	0	0	0	0	0	9,142,300	0	13,713,450

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
CIRCULANTES, OTROS CREDITOS			17,699,464	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			17,699,464	0	0	0	0	0	0	0	0	0	0	0	0	0
			39,273,172	5,845,916	0	789,153	805,663	747,243	523,758	131,264	0	4,077,087	10,681,586	16,608,863	2,921,089	17,903,599

NOTES

TASAS DE INTERES:

(1) TASA LIBOR MAS EL MARGEN DE LA COLUMNA "TASA DE INTERES"
(2) TASA FIJA
(3) TASA TIIE MAS EL MARGEN DE LA COLUMNA "TASA DE INTERES"
(4) TASA CETES MAS EL MARGEN DE LA COLUMNA "TASA DE INTERES"

LOS CREDITOS DE PROVEEDORES SE RECLASIFICAN A CREDITOS BANCARIOS, DEBIDO A QUE EN EL ESTADO DE SITUACION FINANCIERA SIFIC/ICS, NO EXISTE APERTURA PARA PROVEEDORES A LARGO PLAZO.

FILE No. 82-4379

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

JUDGED INFORMATION

Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	1,140,793	10,688,558	0	0	10,688,558
OTHER	1,678,448	15,893,387	0	0	15,893,387
TOTAL	**2,819,241**	**26,581,945**			**26,581,945**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	559,420	5,238,425	0	0	5,238,425
INVESTMENTS	0	0	0	0	0
OTHER	1,077,072	9,998,732	0	0	9,998,732
TOTAL	**1,636,492**	**15,237,157**			**15,237,157**
NET BALANCE	**1,182,749**	**11,344,788**			**11,344,788**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,088,700**	**19,095,520**	0	0	**19,095,520**
LIABILITIES POSITION	**6,012,886**	**54,971,613**	**23,811**	**217,692**	**55,189,305**
SHORT TERM LIABILITIES POSITION	530,511	4,850,093	1,766	16,147	4,866,240
LONG TERM LIABILITIES POSITION	5,482,375	50,121,520	22,045	201,545	50,323,065
NET BALANCE	**(3,924,186)**	**(35,876,093)**	**(23,811)**	**(217,692)**	**(36,093,785)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

JUDGED INFORMATION

Final Printing

NOTES

TIPOS DE CAMBIO UTILIZADOS:

BALANZA DE DIVISAS:
PROMEDIO DE LOS T.C. MENSUALES PUBLICADOS POR EL BANCO DE MEXICO.

ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS:
SE VALUAN AL T.C. DE CIERRE DEL TRIMESTRE.

LOS TIPOS DE CAMBIO AL CIERRE DEL TRIMESTRE FUERON LOS SIGUIENTES:

MONEDA DE ORIGEN		T.C.
DOLAR	(US)	9.1423
FRANCO FRANCES	(F.F.)	1.2335

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	71,566,593	136,108,441	64,541,848	0.55	354,980
FEBRUARY	56,394,160	133,529,925	77,135,765	0.07	53,995
MARCH	71,617,966	143,340,295	71,722,329	0.45	322,750
APRIL	73,250,090	141,203,735	67,953,645	0.50	339,768
MAY	78,785,355	147,132,538	68,347,183	0.23	157,199
JUNE	77,633,158	143,233,450	65,600,292	0.24	157,441
JULY	73,250,083	141,329,185	68,079,102	0.24	(163,390)
AUGUST	78,785,355	137,132,538	58,347,183	0.59	344,248
SEPTEMBER	77,633,158	138,233,450	60,600,292	0.93	563,583
OCTOBER	77,633,158	143,233,450	65,600,292	0.45	295,201
NOVEMBER	77,633,158	143,565,450	65,932,292	0.38	250,543
DECEMBER	77,633,158	143,233,450	65,600,292	0.14	91,841
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	172,154
TOTAL					**2,940,313**

NOTES

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**
CARSO GLOBAL TELECOM, S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED

JUDGED INFORMATION

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

JUDGED INFORMATION

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO LOCAL				50,020,380			
SERVICIO LD				35,525,451			
INTERCONEXION				13,594,160			
OTROS				9,497,886			
TOTAL				08,637,877			

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO DE ENLACE				2,399,227			
TOTAL				2,399,227			

NOTES

FILE No. 82-4379

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 14,556,150

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,802,227,075

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A1	3,774,171,099.00	22/03/2001	476,432.00
2	A1	3,757,264,999.00	22/06/2001	559,609.00
3	A1	3,757,264,999.00	20/09/2001	558,344.00
4	A1	3,757,264,999.00	20/12/2001	516,617.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 7,407,774

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,265,966

STOCK EXCHANGE CO **GCALIND** QUARTER: **1** YEAR: **1997**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

FILE No. 82-4379

STOCK EXCHANGE CO TELECOM

QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **CARSO GLOBAL TELECOM, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 12,060

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,802,227,075

[ ] ARE FIGURES FISCALLY AUDITED?

[X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 9,762

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,757,265,966

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE FILE No. 82-4379
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,757,265,966			3,757,265,966	1,264,142	
TOTAL			**3,757,265,966**	**0**	**0**	**3,757,265,966**	**1,264,142**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,757,265,966
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A-1	177,811,077	19.81000	19.86000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ALEJANDRO ESCOTO CANO
DIRECTOR FINANCIERO

C.P. JOSE LUIS OCAÑA CASTRO
GERENTE DE INFORMACION FINANIERA

MEXICO, D.F., AT MAY 13 OF 2002

CLAVE DE COTIZACIÓN: TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	160,436	265,008	0	0	160,436	265,008	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	31,428	74,442	0	0	31,428	74,442	0	0	0	0	0	0
s03	LARGO PLAZO	1,220	3,098	0	0	1,220	3,098	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	930	3,008	0	0	930	3,008	0	0	0	0	0	0
s05	OTRAS INVERSIONES	290	90	0	0	290	90	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	114,454	111,205	0	0	114,454	111,205	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	222,585	218,408	0	0	222,585	218,408	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	120,146	117,638	0	0	120,146	117,638	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,421	7,576	0	0	4,421	7,576	0	0	0	0	0	0
s10	PASIVO TOTAL	117,966	156,559	0	0	117,966	156,559	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	45,415	88,223	0	0	45,415	88,223	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	56,169	42,317	0	0	56,169	42,317	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	11,058	13,052	0	0	11,058	13,052	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	42,470	108,449	0	0	42,470	108,449	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,644	22,669	0	0	7,644	22,669	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	5,643	9,949	0	0	5,643	9,949	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	2,000	12,719	0	0	2,000	12,719	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

FILE No. 82-4379

SECTOR 1: COMUNICACIONES
SECTOR 2: ______
SECTOR 3: ______

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: TELECOM

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	111,037	107,216	0	0	111,037	107,216	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	59,800	59,338	0	0	59,800	59,338	0	0	0	0	0	0
r05	GASTOS DE OPERACION	17,138	17,228	0	0	17,138	17,228	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	42,662	42,110	0	0	42,662	42,110	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	5,137	4,352	0	0	5,137	4,352	0	0	0	0	0	0
r08	INTERESES PAGADOS	9,808	12,979	0	0	9,808	12,979	0	0	0	0	0	0
r09	INTERESES GANADOS	1,351	3,699	0	0	1,351	3,699	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-2,940	-5,015	0	0	-2,940	-5,015	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	9	457	0	0	9	457	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	37,516	37,301	0	0	37,516	37,301	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	14,952	11,890	0	0	14,952	11,890	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	22,564	25,410	0	0	22,564	25,410	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-418	-1,737	0	0	-418	-1,737	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	22,145	23,673	0	0	22,145	23,673	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	328	-916	0	0	328	916	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	15,908	18,599	0	0	15,908	18,599	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	5,909	5,990	0	0	5,909	5,990	0	0	0	0	0	0

FILE No. 82-4379

SECTOR 1: COMUNICACIONES
SECTOR 2: __________
SECTOR 3: __________

FILE No. 82-4379

CLAVE DE COTIZACIÓ TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**
(Millones de Pesos)
Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	160,436	265,008	0	0	160,436	265,008	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	31,428	74,442	0	0	31,428	74,442	0	0	0	0	0	0
s03	LARGO PLAZO	1,220	3,098	0	0	1,220	3,098	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	930	3,008	0	0	930	3,008	0	0	0	0	0	0
s05	OTRAS INVERSIONES	290	90	0	0	290	90	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	114,454	111,205	0	0	114,454	111,205	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	222,585	218,408	0	0	222,585	218,408	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	120,146	117,638	0	0	120,146	117,638	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,421	7,576	0	0	4,421	7,576	0	0	0	0	0	0
s10	PASIVO TOTAL	117,966	156,559	0	0	117,966	156,559	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	45,415	88,223	0	0	45,415	88,223	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	56,169	42,317	0	0	56,169	42,317	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	11,058	13,052	0	0	11,058	13,052	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	42,470	108,449	0	0	42,470	108,449	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,644	22,669	0	0	7,644	22,669	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	5,643	9,949	0	0	5,643	9,949	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	2,000	12,719	0	0	2,000	12,719	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2:
PAIS 3:

FILE No. 82-4379

CLAVE DE COTIZACIÓ TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**
(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año Ant	Año Act	Año Ant.	Año Act	Año Ant	Año Act.	Año Ant.	Año Act	Año Ant.
r01	VENTAS NETAS	111,037	107,216	0	0	111,037	107,216	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	59,800	59,338	0	0	59,800	59,338	0	0	0	0	0	0
r05	GASTOS DE OPERACION	17,138	17,228	0	0	17,138	17,228	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	42,662	42,110	0	0	42,662	42,110	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	5,137	4,352	0	0	5,137	4,352	0	0	0	0	0	0
r08	INTERESES PAGADOS	9,808	12,979	0	0	9,808	12,979	0	0	0	0	0	0
r09	INTERESES GANADOS	1,351	3,699	0	0	1,351	3,699	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-2,940	-5,015	0	0	-2,940	-5,015	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	9	457	0	0	9	457	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	37,516	37,301	0	0	37,516	37,301	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	14,952	11,890	0	0	14,952	11,890	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	22,564	25,410	0	0	22,564	25,410	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-418	-1,737	0	0	-418	-1,737	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	22,145	23,673	0	0	22,145	23,673	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	328	-916	0	0	328	-916	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	15,908	18,599	0	0	15,908	18,599	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	5,909	5,990	0	0	5,909	5,990	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2: ______
PAIS 3: ______

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: TELECOM

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001
(Millones de Pesos)

TRIMESTRE: 4 AÑO 2001
Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act	Año	Año Act	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
s01	ACTIVO TOTAL	160,436	265,008	0	0	160,436	265,008	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	31,428	74,442	0	0	31,428	74,442	0	0	0	0	0	0
s03	LARGO PLAZO	1,220	3,098	0	0	1,220	3,098	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	930	3,008	0	0	930	3,008	0	0	0	0	0	0
s05	OTRAS INVERSIONES	290	90	0	0	290	90	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	114,454	111,205	0	0	114,454	111,205	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	222,585	218,408	0	0	222,585	218,408	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	120,146	117,638	0	0	120,146	117,638	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,421	7,576	0	0	4,421	7,576	0	0	0	0	0	0
s10	PASIVO TOTAL	117,966	156,559	0	0	117,966	156,559	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	45,415	88,223	0	0	45,415	88,223	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	56,169	42,317	0	0	56,169	42,317	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	11,058	13,052	0	0	11,058	13,052	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	42,470	108,449	0	0	42,470	108,449	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,644	22,669	0	0	7,644	22,669	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	5,643	9,949	0	0	5,643	9,949	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	2,000	12,719	0	0	2,000	12,719	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

FILE No. 82-4379

SECTOR 1: COMUNICACIONES
SECTOR 2:
SECTOR 3:

FILE No. 82-4379

CLAVE DE COTIZACIÓN: TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act	Año	Año Act	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
r01	VENTAS NETAS	111,037	107,216	0	0	111,037	107,216	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	59,800	59,338	0	0	59,800	59,338	0	0	0	0	0	0
r05	GASTOS DE OPERACION	17,138	17,228	0	0	17,138	17,228	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	42,662	42,110	0	0	42,662	42,110	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	5,137	4,352	0	0	5,137	4,352	0	0	0	0	0	0
r08	INTERESES PAGADOS	9,808	12,979	0	0	9,808	12,979	0	0	0	0	0	0
r09	INTERESES GANADOS	1,351	3,699	0	0	1,351	3,699	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-2,940	-5,015	0	0	-2,940	-5,015	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	9	457	0	0	9	457	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	37,516	37,301	0	0	37,516	37,301	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	14,952	11,890	0	0	14,952	11,890	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	22,564	25,410	0	0	22,564	25,410	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-418	-1,737	0	0	-418	-1,737	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	22,145	23,673	0	0	22,145	23,673	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	328	-916	0	0	328	916	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	15,908	18,599	0	0	15,908	18,599	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	5,909	5,990	0	0	5,909	5,990	0	0	0	0	0	0

SECTOR 1: COMUNICACIONES
SECTOR 2: ______
SECTOR 3: ______

CLAVE DE COTIZACIÓ TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**
(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	160,436	265,008	0	0	160,436	265,008	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	31,428	74,442	0	0	31,428	74,442	0	0	0	0	0	0
s03	LARGO PLAZO	1,220	3,098	0	0	1,220	3,098	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	930	3,008	0	0	930	3,008	0	0	0	0	0	0
s05	OTRAS INVERSIONES	290	90	0	0	290	90	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	114,454	111,205	0	0	114,454	111,205	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	222,585	218,408	0	0	222,585	218,408	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	120,146	117,638	0	0	120,146	117,638	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,421	7,576	0	0	4,421	7,576	0	0	0	0	0	0
s10	PASIVO TOTAL	117,966	156,559	0	0	117,966	156,559	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	45,415	88,223	0	0	45,415	88,223	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	56,169	42,317	0	0	56,169	42,317	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	11,058	13,052	0	0	11,058	13,052	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	42,470	108,449	0	0	42,470	108,449	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,644	22,669	0	0	7,644	22,669	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	5,643	9,949	0	0	5,643	9,949	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	2,000	12,719	0	0	2,000	12,719	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2:
PAIS 3:

FILE No. 82-4379

CLAVE DE COTIZACIÓ TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

FILE No. 82-4379

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**
(Millones de Pesos)
Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	111,037	107,216	0	0	111,037	107,216	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	59,800	59,338	0	0	59,800	59,338	0	0	0	0	0	0
r05	GASTOS DE OPERACION	17,138	17,228	0	0	17,138	17,228	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	42,662	42,110	0	0	42,662	42,110	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	5,137	4,352	0	0	5,137	4,352	0	0	0	0	0	0
r08	INTERESES PAGADOS	9,808	12,979	0	0	9,808	12,979	0	0	0	0	0	0
r09	INTERESES GANADOS	1,351	3,699	0	0	1,351	3,699	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-2,940	-5,015	0	0	-2,940	-5,015	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	9	457	0	0	9	457	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	37,516	37,301	0	0	37,516	37,301	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	14,952	11,890	0	0	14,952	11,890	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	22,564	25,410	0	0	22,564	25,410	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-418	-1,737	0	0	-418	-1,737	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	22,145	23,673	0	0	22,145	23,673	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	328	-916	0	0	328	-916	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	15,908	18,599	0	0	15,908	18,599	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	5,909	5,990	0	0	5,909	5,990	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2:
PAIS 3:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE NO. 82-4379

STOCK EXCHANGE CODE: **TELECOM**

Quarter: **4** Year: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**21,840,163**	**100**	**43,735,577**	**100**
2	**CURRENT ASSETS**	**527,819**	**2**	**470,222**	**1**
3	CASH AND SHORT-TERM INVESTMENTS	150,637	1	1,763	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	377,182	2	237,451	1
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	231,008	1
8	**LONG-TERM**	**17,183,741**	**79**	**40,634,761**	**93**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	17,035,070	78	40,544,993	93
11	OTHER INVESTMENTS	148,671	1	89,768	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**4,128,603**	**19**	**2,630,594**	**6**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**14,196,165**	**100**	**21,066,910**	**100**
21	**CURRENT LIABILITIES**	**10,281,565**	**72**	**19,985,132**	**95**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	65,403	0	8,165,996	39
24	STOCK MARKET LOANS	10,116,276	71	10,406,349	49
25	TAXES TO BE PAID	0	0	19,423	0
26	OTHER CURRENT LIABILITIES	99,886	1	1,393,364	7
27	**LONG-TERM LIABILITIES**	**3,914,600**	**28**	**1,081,778**	**5**
28	BANK LOANS	2,826,370	20	0	0
29	STOCK MARKET LOANS	1,088,230	8	1,081,778	5
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**7,643,998**	**100**	**22,668,667**	**100**
36	**CONTRIBUTED CAPITAL**	**5,643,513**	**74**	**9,949,588**	**44**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,264,142	17	2,254,321	10
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,896,957	51	6,847,202	30
39	PREMIUM ON SALES OF SHARES	482,414	6	848,065	4
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**2,000,485**	**26**	**12,719,079**	**56**
42	RETAINED EARNINGS AND CAPITAL RESERVE	7,073,533	93	10,841,705	48
43	REPURCHASE FUND OF SHARES	1,942,600	25	2,846,201	13
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,924,300)	(169)	(6,959,066)	(31)
45	NET INCOME FOR THE YEAR	5,908,652	77	5,990,239	26

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**150,637**	**100**	**1,763**	**100**
46	CASH	616	0	36	2
47	SHORT-TERM INVESTMENTS	150,021	100	1,727	98
18	**DEFERRED ASSETS (NET)**	**4,128,603**	**100**	**2,630,594**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	2,743,589	66	2,462,418	94
50	DEFERRED TAXES	1,373,550	33	168,176	6
51	OTHERS	11,464	0	0	0
21	**CURRENT LIABILITIES**	**10,281,565**	**100**	**19,985,132**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	5,504,968	28
53	MEXICAN PESOS LIABILITIES	10,281,565	100	14,480,164	72
24	**STOCK MARKET LOANS**	**10,116,276**	**100**	**10,406,349**	**100**
54	COMMERCIAL PAPER	10,116,276	100	7,274,348	70
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	3,132,001	30
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**99,886**	**100**	**1,393,364**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	1,178,903	85
58	OTHER CURRENT LIABILITIES WITHOUT COST	99,886	100	214,461	15
27	**LONG-TERM LIABILITIES**	**3,914,600**	**100**	**1,081,778**	**100**
59	FOREING CURRENCY LIABILITIES	2,826,370	72	0	0
60	MEXICAN PESOS LIABILITIES	1,088,230	28	1,081,778	100
29	**STOCK MARKET LOANS**	**1,088,230**	**100**	**1,081,778**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	1,088,230	100	1,081,778	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,924,300)**	**100**	**(6,959,066)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(12,924,300)	(100)	(6,959,066)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**
CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(9,753,746)	(19,514,910)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,757,265,966	3,802,227,075
78	REPURCHASED SHARES (*)	177,811,077	132,849,001

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**
CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**266,654**	**100**	**103,390**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**266,654**	**100**	**103,390**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**266,654**	**100**	**103,390**	**100**
6	TOTAL FINANCING COST	1,834,380	688	1,015,927	983
7	**INCOME AFTER FINANCING COST**	**(1,567,726)**	**(588)**	**(912,537)**	**(883)**
8	OTHER FINANCIAL OPERATIONS	(448,224)	(168)	65,424	63
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(1,119,502)**	**(420)**	**(977,961)**	**(946)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(1,212,461)	(455)	256,857	248
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**92,959**	**35**	**(1,234,818)**	**(1,194)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	5,815,693	2,181	7,225,057	6,988
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,908,652**	**2,216**	**5,990,239**	**5,794**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**5,908,652**	**2,216**	**5,990,239**	**5,794**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,908,652**	**2,216**	**5,990,239**	**5,794**

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**266,654**	**100**	**103,390**	**100**
21	DOMESTIC	266,654	100	103,390	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**1,834,380**	**100**	**1,015,927**	**100**
24	INTEREST PAID	2,822,723	154	2,588,423	255
25	EXCHANGE LOSSES	0	0	1,070,228	105
26	INTEREST EARNED	104,879	6	55,335	5
27	EXCHANGE PROFITS	821,731	45	1,105,901	109
28	GAIN DUE TO MONETARY POSITION	(61,733)	(3)	(1,481,488)	(146)
8	**OTHER FINANCIAL OPERATIONS**	**(448,224)**	**100**	**65,424**	**100**
29	OTHER NET EXPENSES (INCOME) NET	1,190,904	266	2,493,690	3,812
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(1,639,128)	(366)	(2,428,266)	(3,712)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(1,212,461)**	**100**	**256,857**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(1,212,461)	(100)	256,857	100
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**

QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	266,655	103,391
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	266,654	103,390
39	OPERATION INCOME (**)	266,654	103,390
41	NET CONSOLIDATED INCOME (**)	5,908,652	5,990,239

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**
CARSO GLOBAL TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**5,908,652**	**5,990,239**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(4,635,920)	(7,384,580)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,272,732**	**(1,394,341)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(243,892)	(298,750)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,028,840**	**(1,693,091)**
6	CASH FLOW FROM EXTERNAL FINANCING	1,017,594	5,185,049
7	CASH FLOW FROM INTERNAL FINANCING	(1,897,560)	(2,701,727)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(879,966)**	**2,483,322**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**0**	**(1,583,828)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	148,874	(793,597)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,763	795,360
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	150,637	1,763

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(4,635,920)**	**(7,384,580)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(4,635,920)	(7,384,580)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(243,892)**	**(298,750)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(3,772)	81,299
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	66,791	(406,513)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(306,911)	26,464
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,017,594**	**5,185,049**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(2,706,792)	4,732,093
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,832,821	(2,627,309)
25	+ DIVIDEND RECEIVED	2,070,468	1,901,362
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(1,178,903)	1,178,903
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,897,560)**	**(2,701,727)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(990,178)	1,319
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(907,382)	(2,703,046)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**0**	**(1,583,828)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(1,583,828)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

RATIOS
NON CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2,215.85	%	5,793.83	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	77.30	%	26.43	%
3	NET INCOME TO TOTAL ASSETS (**)	27.05	%	13.70	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	1.04	%	24.73	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.00	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	20.02	%	11.76	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	65.00	%	48.17	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.86	times	0.93	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	19.91	%	26.13	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.09	times	0.04	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.02	times	0.00	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.05	times	0.02	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.05	times	0.02	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.04	times	0.02	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.47	%	0.01	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	477.30	%	(1,348.62)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(91.46)	%	(288.95)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.36	times	(0.65)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(115.64)	%	208.79	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	215.64	%	(108.79)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2001**
CARSO GLOBAL TELECOM, S. A. DE C. V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.57	$ 1.52
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.57	$ 1.52
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.03	$ 5.96
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	9.78 times	3.21 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.64 times	12.05 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: TELECOM

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	160,436	265,008	0	0	160,436	265,008	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	31,428	74,442	0	0	31,428	74,442	0	0	0	0	0	0
s03	LARGO PLAZO	1,220	3,098	0	0	1,220	3,098	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	930	3,008	0	0	930	3,008	0	0	0	0	0	0
s05	OTRAS INVERSIONES	290	90	0	0	290	90	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	114,454	111,205	0	0	114,454	111,205	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	222,585	218,408	0	0	222,585	218,408	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	120,146	117,638	0	0	120,146	117,638	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,421	7,576	0	0	4,421	7,576	0	0	0	0	0	0
s10	PASIVO TOTAL	117,966	156,559	0	0	117,966	156,559	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	45,415	88,223	0	0	45,415	88,223	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	56,169	42,317	0	0	56,169	42,317	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	11,058	13,052	0	0	11,058	13,052	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	42,470	108,449	0	0	42,470	108,449	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,644	22,669	0	0	7,644	22,669	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	5,643	9,949	0	0	5,643	9,949	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	2,000	12,719	0	0	2,000	12,719	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

FILE No. 82-4379

SECTOR 1: COMUNICACIONES
SECTOR 2:
SECTOR 3:

FILE No. 82-4379

CLAVE DE COTIZACIÓN: TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	111,037	107,216	0	0	111,037	107,216	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	59,800	59,338	0	0	59,800	59,338	0	0	0	0	0	0
r05	GASTOS DE OPERACION	17,138	17,228	0	0	17,138	17,228	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	42,662	42,110	0	0	42,662	42,110	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	5,137	4,352	0	0	5,137	4,352	0	0	0	0	0	0
r08	INTERESES PAGADOS	9,808	12,979	0	0	9,808	12,979	0	0	0	0	0	0
r09	INTERESES GANADOS	1,351	3,699	0	0	1,351	3,699	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-2,940	-5,015	0	0	-2,940	-5,015	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	9	457	0	0	9	457	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	37,516	37,301	0	0	37,516	37,301	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	14,952	11,890	0	0	14,952	11,890	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	22,564	25,410	0	0	22,564	25,410	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-418	-1,737	0	0	-418	-1,737	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	22,145	23,673	0	0	22,145	23,673	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	328	-916	0	0	328	916	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	15,908	18,599	0	0	15,908	18,599	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	5,909	5,990	0	0	5,909	5,990	0	0	0	0	0	0

SECTOR 1: COMUNICACIONES
SECTOR 2:
SECTOR 3:

CLAVE DE COTIZACIÓ TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	160,436	265,008	0	0	160,436	265,008	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	31,428	74,442	0	0	31,428	74,442	0	0	0	0	0	0
s03	LARGO PLAZO	1,220	3,098	0	0	1,220	3,098	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	930	3,008	0	0	930	3,008	0	0	0	0	0	0
s05	OTRAS INVERSIONES	290	90	0	0	290	90	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	114,454	111,205	0	0	114,454	111,205	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	222,585	218,408	0	0	222,585	218,408	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	120,146	117,638	0	0	120,146	117,638	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,421	7,576	0	0	4,421	7,576	0	0	0	0	0	0
s10	PASIVO TOTAL	117,966	156,559	0	0	117,966	156,559	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	45,415	88,223	0	0	45,415	88,223	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	56,169	42,317	0	0	56,169	42,317	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	11,058	13,052	0	0	11,058	13,052	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	42,470	108,449	0	0	42,470	108,449	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,644	22,669	0	0	7,644	22,669	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	5,643	9,949	0	0	5,643	9,949	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	2,000	12,719	0	0	2,000	12,719	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

FILE No. 82-4379

PAIS 1: MEXICO
PAIS 2:
PAIS 3:

FILE No. 82-4379

CLAVE DE COTIZACIÓ TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**
(Millones de Pesos)
Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	111,037	107,216	0	0	111,037	107,216	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	59,800	59,338	0	0	59,800	59,338	0	0	0	0	0	0
r05	GASTOS DE OPERACION	17,138	17,228	0	0	17,138	17,228	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	42,662	42,110	0	0	42,662	42,110	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	5,137	4,352	0	0	5,137	4,352	0	0	0	0	0	0
r08	INTERESES PAGADOS	9,808	12,979	0	0	9,808	12,979	0	0	0	0	0	0
r09	INTERESES GANADOS	1,351	3,699	0	0	1,351	3,699	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-2,940	-5,015	0	0	-2,940	-5,015	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	9	457	0	0	9	457	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	37,516	37,301	0	0	37,516	37,301	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	14,952	11,890	0	0	14,952	11,890	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	22,564	25,410	0	0	22,564	25,410	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-418	-1,737	0	0	-418	-1,737	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	22,145	23,673	0	0	22,145	23,673	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	328	-916	0	0	328	-916	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	15,908	18,599	0	0	15,908	18,599	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	5,909	5,990	0	0	5,909	5,990	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2: ______
PAIS 3: ______

FILE No. 82-4379

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: TELECOM

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	160,436	265,008	0	0	160,436	265,008	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	31,428	74,442	0	0	31,428	74,442	0	0	0	0	0	0
s03	LARGO PLAZO	1,220	3,098	0	0	1,220	3,098	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	930	3,008	0	0	930	3,008	0	0	0	0	0	0
s05	OTRAS INVERSIONES	290	90	0	0	290	90	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	114,454	111,205	0	0	114,454	111,205	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	222,585	218,408	0	0	222,585	218,408	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	120,146	117,638	0	0	120,146	117,638	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,421	7,576	0	0	4,421	7,576	0	0	0	0	0	0
s10	PASIVO TOTAL	117,966	156,559	0	0	117,966	156,559	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	45,415	88,223	0	0	45,415	88,223	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	56,169	42,317	0	0	56,169	42,317	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	11,058	13,052	0	0	11,058	13,052	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	42,470	108,449	0	0	42,470	108,449	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,644	22,669	0	0	7,644	22,669	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	5,643	9,949	0	0	5,643	9,949	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	2,000	12,719	0	0	2,000	12,719	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

SECTOR 1: COMUNICACIONES
SECTOR 2: ____________
SECTOR 3: ____________

FILE No. 82-4379

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: TELECOM

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
r01	VENTAS NETAS	111,037	107,216	0	0	111,037	107,216	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	59,800	59,338	0	0	59,800	59,338	0	0	0	0	0	0
r05	GASTOS DE OPERACION	17,138	17,228	0	0	17,138	17,228	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	42,662	42,110	0	0	42,662	42,110	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	5,137	4,352	0	0	5,137	4,352	0	0	0	0	0	0
r08	INTERESES PAGADOS	9,808	12,979	0	0	9,808	12,979	0	0	0	0	0	0
r09	INTERESES GANADOS	1,351	3,699	0	0	1,351	3,699	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-2,940	-5,015	0	0	-2,940	-5,015	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	9	457	0	0	9	457	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	37,516	37,301	0	0	37,516	37,301	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	14,952	11,890	0	0	14,952	11,890	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	22,564	25,410	0	0	22,564	25,410	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-418	-1,737	0	0	-418	-1,737	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	22,145	23,673	0	0	22,145	23,673	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	328	-916	0	0	328	916	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	15,908	18,599	0	0	15,908	18,599	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	5,909	5,990	0	0	5,909	5,990	0	0	0	0	0	0

SECTOR 1: COMUNICACIONES
SECTOR 2: ____________
SECTOR 3: ____________

CLAVE DE COTIZACIÓ TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	160,436	265,008	0	0	160,436	265,008	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	31,428	74,442	0	0	31,428	74,442	0	0	0	0	0	0
s03	LARGO PLAZO	1,220	3,098	0	0	1,220	3,098	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	930	3,008	0	0	930	3,008	0	0	0	0	0	0
s05	OTRAS INVERSIONES	290	90	0	0	290	90	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	114,454	111,205	0	0	114,454	111,205	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	222,585	218,408	0	0	222,585	218,408	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	120,146	117,638	0	0	120,146	117,638	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,421	7,576	0	0	4,421	7,576	0	0	0	0	0	0
s10	PASIVO TOTAL	117,966	156,559	0	0	117,966	156,559	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	45,415	88,223	0	0	45,415	88,223	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	56,169	42,317	0	0	56,169	42,317	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	11,058	13,052	0	0	11,058	13,052	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	42,470	108,449	0	0	42,470	108,449	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,644	22,669	0	0	7,644	22,669	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	5,643	9,949	0	0	5,643	9,949	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	2,000	12,719	0	0	2,000	12,719	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

FILE No. 82-4379

PAIS 1: MEXICO
PAIS 2:
PAIS 3:

FILE No. 82-4379

CLAVE DE COTIZACIÓ TELECOM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	111,037	107,216	0	0	111,037	107,216	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	59,800	59,338	0	0	59,800	59,338	0	0	0	0	0	0
r05	GASTOS DE OPERACION	17,138	17,228	0	0	17,138	17,228	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	42,662	42,110	0	0	42,662	42,110	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	5,137	4,352	0	0	5,137	4,352	0	0	0	0	0	0
r08	INTERESES PAGADOS	9,808	12,979	0	0	9,808	12,979	0	0	0	0	0	0
r09	INTERESES GANADOS	1,351	3,699	0	0	1,351	3,699	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-2,940	-5,015	0	0	-2,940	-5,015	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	9	457	0	0	9	457	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	37,516	37,301	0	0	37,516	37,301	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	14,952	11,890	0	0	14,952	11,890	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	22,564	25,410	0	0	22,564	25,410	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-418	-1,737	0	0	-418	-1,737	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	22,145	23,673	0	0	22,145	23,673	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	328	-916	0	0	328	-916	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	21,816	24,589	0	0	21,816	24,589	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	15,908	18,599	0	0	15,908	18,599	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	5,909	5,990	0	0	5,909	5,990	0	0	0	0	0	0

PAIS 1: MEXICO

PAIS 2: ____

PAIS 3: ____